UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

National Research Corporation
(Name of Issuer)

Class A Common Stock, $.001 par value
Class B Common Stock, $.001 par value
(Title of Class of Securities)

637372202 (Class A Common Stock)
637372301 (Class B Common Stock)
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☐                          Rule 13d-1(c)

☒                          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 637372202 and 637372301

1		NAME OF REPORTING PERSONS Michael D. Hays
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock - 5,850,871 Class B Common Stock – 1,975,696
	6	SHARED VOTING POWER Class A Common Stock – 139,045 Class B Common Stock – 137
	7	SOLE DISPOSITIVE POWER Class A Common Stock - 5,850,871 Class B Common Stock – 1,975,696
	8	SHARED DISPOSITIVE POWER Class A Common Stock – 139,045 Class B Common Stock – 137
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock – 5,989,916 Class B Common Stock – 1,975,833
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock – 28.5% (1) Class B Common Stock – 55.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage based on 20,900,082 shares of Class A Common Stock outstanding, as publicly reported by the Issuer and 100,917 shares of Class A Common Stock issuable upon the exercise of vested stock options (with the percent ownership calculated using the number of outstanding shares of Class A Common Stock and assuming the exercise of the stock options by the reporting person).
(2)	This percentage based on 3,541,433 shares of Class B Common Stock outstanding, as publicly reported by the Issuer and 2,491 shares of Class B Common Stock issuable upon the exercise of vested stock options (with the percent ownership calculated using the number of outstanding shares of Class A Common Stock and assuming the exercise of the stock options by the reporting person).

CUSIP Nos. 637372202 and 637372301

Item 1(a).	Name of Issuer:

National Research Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1245 “Q” Street, Lincoln, Nebraska  68508

Item 2(a).	Name of Person Filing:

Michael D. Hays

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1245 “Q” Street, Lincoln, Nebraska  68508

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $.001 par value
Class B Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

637372202 (Class A Common Stock)
637372301 (Class B Common Stock)

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP Nos. 637372202 and 637372301
Item 4.	Ownership (as of 01/26/2017):

Class A Common Stock

(a)	Amount Beneficially Owned: 5,989,916*

(b)	Percent of Class: 28.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,850,871

(ii)	shared power to vote or to direct the vote: 139,045

(iii)	sole power to dispose or to direct the disposition of: 5,850,871

(iv)	shared power to dispose or to direct the disposition of: 139,045

*  Includes 139,045 shares held by Mr. Hays’ wife and 100,917 shares which Mr. Hays has the right to acquire upon the exercise of stock options.  Mr. Hays disclaims beneficial ownership of 75 shares held by his wife.

Class B Common Stock

(a)	Amount Beneficially Owned: 1,975,833**

(b)	Percent of Class: 55.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,975,696

(ii)	shared power to vote or to direct the vote: 137

(iii)	sole power to dispose or to direct the disposition of: 1,975,696

(iv)	shared power to dispose or to direct the disposition of: 137

** Includes 137 shares held by Mr. Hays’ wife and 2,491 shares which Mr. Hays has the right to acquire upon the exercise of stock options.  Mr. Hays disclaims beneficial ownership of 12 shares held by his wife.

CUSIP Nos. 637372202 and 637372301

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            January 30, 2017

/s/ Michael D. Hays
Michael D. Hays